Exhibit 21

SUBSIDIARIES

We have a 100% ownership interest in Ultralife Batteries (UK) Ltd., incorporated in the United Kingdom.

We have a 100% ownership interest in ABLE New Energy Co., Limited, incorporated in Hong Kong, which has a 100% ownership interest in ABLE New Energy Co., Ltd, incorporated in the People’s Republic of China.

We have a 100% ownership interest in Ultralife Energy Services Corporation, incorporated in Florida.

We have a 51% ownership interest in Ultralife Batteries India Private Limited, incorporated in India.

Through our ownership interest in Ultralife UK Ltd, we have a 100% controlling interest in Accutronics, Ltd., also incorporated in the United Kingdom